UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Tactile Systems Technology, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	41-1801204
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1331 Tyler Street NE, Suite 200 Minneapolis, Minnesota	55413
(Address of principal executive offices)	(Zip Code)

Brent Moen
(612) 355-5100

(Name and telephone number, including area code
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Tactile Systems Technology, Inc. (“we,” “us,” and “our”) is a medical technology company that develops and provides innovative medical devices for the treatment of chronic diseases.

For the purposes of the Rule, “Conflict Minerals” is defined as columbite-tantalite (coltan), cassiterite, gold, and wolframite, including their derivatives, which are tantalum, tin, and tungsten (“3TG”), or any other material or derivatives determined by the Secretary of State to be financing conflict in the Covered Countries.  The Rule defines “Covered Countries” as the Democratic Republic of the Congo (the “DRC”) and countries that share an internationally recognized border with the DRC (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola).

Products that we manufactured or contracted to have manufactured during the reporting period include the following:

•                  Our proprietary Flexitouch system (including the Flexitouch Plus model PD32-G3 and the Flexitouch model PD32-U), which is an advanced pneumatic compression device used for at-home treatment for lymphedema patients; and

•                  Our proprietary Entre system model PD08-U, which is a pneumatic compression device used for at-home treatment for patients with chronic swelling.

With respect to these products that we either manufactured or contracted to have manufactured in calendar year 2018, we have determined the presence of tin and gold in printed circuit board assemblies, wire harness assemblies and certain valve assemblies contained in the products set forth above (the “Covered Products”).  Therefore, we have conducted a reasonable country of origin (“RCOI”) inquiry as required by the Rule to determine whether any components provided by our suppliers to us to manufacture our Covered Products or used by our contract manufacturers to manufacture our Covered Products originated in a Covered Country.

Reasonable Country of Origin Inquiry

We conducted our RCOI by identifying those suppliers that provided components containing 3TG for Covered Products that we manufactured or contracted to manufacture during the calendar year ended December 31, 2018.  We requested information from these suppliers, as well as our contract manufacturer, by requesting a completed copy of a Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”) related to those components supplied to us or any products manufactured for us to determine the country of origin of any 3TG used in our Covered Products.  We reviewed and analyzed the CMRTs that we received from the suppliers of components used in our Covered Products and our contract manufacturer.  We received responses from our contract manufacturer and/or our direct suppliers who supply goods to us made with 3TG, other than one distributor of valve assemblies for our Flexitouch systems.  However, we did receive from this distributor a CMRT from its valve manufacturer that we believe covers all of the 3TG supplied by this distributor to us.

Most of the CMRTs that we received provided “company-level” responses that include Conflict Mineral information for all supplier products sold during the reporting year, even though we purchased only a limited subset of such products from these suppliers.  While the CMRT that we received from our contract manufacturer and the supplier of many of the components used in our Flexitouch and Entre systems reported did report information on a “product-level,” this response was of limited utility to us since this vendor had received responses from 50% or less of the suppliers in its supply chain and was unable to identify all of the smelters and refiners supplying 3TG to its supply chain.  The suppliers from whom we did receive responses accounted for 98% of total value of the goods containing 3TG.  With respect to the smelters and refiners that were identified in the CMRT that we received that reported on a “product level”, we were able to confirm that 71 out of 80 tin smelters, and 100 out of 146 gold refiners have been certified by RMI as “conformant” with the Responsible Minerals Assurance Process assessment protocols as of May 16, 2019.

Conflict Mineral Disclosure

In light of the information that we received from our vendors in our RCOI, we are unable to definitively determine whether the tin and gold used in our Covered Products may have originated in Covered Countries.  We will continue to engage with our vendors to obtain current, accurate and complete information related to their supply chain.

This Form SD is publicly posted on our webpage at  http://investors.tactilemedical.com/corporate-governance under “Corporate Governance.”  The content of any referenced website is not incorporated by reference into and should not be considered part of this Form SD.

Pursuant to the Public Statement issued by the SEC’s Division of Corporate Finance on April 7, 2017, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, and the Company has chosen not to file, as an exhibit to this Form SD, the Conflict Minerals Report otherwise required by Item 1.01(c).

Item 1.01 Exhibit

None.

Section 2 — Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TACTILE SYSTEMS TECHNOLOGY, INC.

By:	/s/ Brent Moen	Date: May 24, 2019
Brent Moen
Chief Financial Officer